Exhibit 99.3

Dear TESCO Employees,

The purpose of this email is to inform all TESCO employees that we have entered into an agreement to be acquired by Nabors Industries Ltd. (“Nabors”). The details of this transaction can be found in the press releases that both companies have issued this morning.

This is an exciting and unique opportunity to combine two world-class companies that are highly focused on delivering best-in-class services to the oil and gas industry. This combination will create a leading rig equipment and drilling automation player by integrating TESCO’s advanced products and highly differentiated services into the Nabors global rig operations, the Canrig business, and the NDS services platform.

Nabors is proud to market itself as “the largest land driller” of the world. With over 400 actively marketed rigs globally, advanced technologies and a thriving Products and Services business, I trust that the new expanded platform will create significant opportunities for TESCO’s employees, which will now become part of a much larger, highly recognized, international organization. The combination will also provide significant value to our shareholders as TESCO will be joining a stronger and broader platform of complementary rig equipment product lines and tubular services technologies. Overall, this will allow the acceleration of our strategy and will increase the potential for market share gains in a highly competitive market.

I recognize that in circumstances like these everyone has lots of questions. Therefore, we have developed a comprehensive communication strategy to get as much information out to everyone as soon as possible. The first step will be a global call available to all TESCO employees, therefore please be on the lookout for a calendar invite and instructions within the next few hours. Soon we will be sending a Frequently Asked Questions (FAQ) page which will help to familiarize everyone with what is going on. In addition, members of the Senior Management Team will be traveling around to most locations in the next few weeks to have town hall style meetings to answer questions and discuss the transaction and the upcoming integration.

Though change can be scary, I want to emphasize that throughout our discussions with the Nabors team during this process, it has become clear to me that while they appreciate our business and technologies, what they are really excited about is the integration with the TESCO team. They recognize the immense value our people will bring to their business as the combination of these two best-in-class teams will create a stronger player in our industry.

Status Quo is Not an Option.

Let’s move,

Fernando